Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO THE

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GENERATION BIO CO.

Generation Bio Co. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law setting forth an amendment to the Corporation’s Third Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law. Accordingly, to effect such proposed amendment, it is

RESOLVED:	That the first paragraph of Article FOURTH of the Certificate of Incorporation be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“That, effective on the filing of this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), a one-for-1.7663 reverse stock split of the Corporation’s Common Stock, $0.0001 par value per share (“Common Stock”), shall become effective, pursuant to which each 1.7663 shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.0001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Effective Time as determined by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 75,000,000 shares of Common Stock, and (ii) 46,361,960 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).”

FURTHER

RESOLVED:	That Subsection 5.1.1 of Section B of Article FOURTH of the Charter be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“5.1.1. Upon (a) the closing of the sale of shares of Common Stock to the public on or before July 31, 2020 in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation, or (b) the closing of the sale of shares of Common Stock to the public after July 31, 2020 at a price of at least $8.0496 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation (either of the events described in (a) or (b), a “Qualified Public Offering,” and the time of such closing is referred to herein as the “QPO Mandatory Conversion Time”), then all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1.”

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IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 5th day of June, 2020.

GENERATION BIO CO.

By:	/s/ Geoffrey McDonough
Name:	Geoffrey McDonough
Title:	President and Chief Executive Officer

[Signature Page to Certificate of Amendment]